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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer is Awarded Brazilian certification for the Praetor 500, which outperformed on certification to become the best midsize jet

São Paulo, Brazil, August 13, 2019 – Embraer announces that the company’s new Praetor 500 midsize business jet was granted its Type Certificate by Brazil’s Civil Aviation Authority (ANAC—Agência Nacional de Aviação Civil), having been announced in October 2018 at NBAA-BACE. The Type Certificate was awarded during a ceremony at LABACE (Latin American Business Aviation Conference and Exhibition).

The Praetor 500 surpassed its certification goals achieving an intercontinental range of 3,340 nautical miles (6,186 km—NBAA IFR Reserves with four passengers), a high-speed cruise of 466 KTAS, a full-fuel payload of 1,600 lb (726 kg), a takeoff distance of only 4,222 ft (1,287 m) and an unfactored landing distance of 2,086 ft (636 m). For a 1,000-nautical-mile mission, the takeoff distance is a mere 2,842 ft (867 m).

The Praetor 500 outperforms its class, becoming the best midsize jet ever developed and the only jet in its class with Ka-band internet connectivity. With the best cabin altitude, the Praetor 500 is the only midsize jet with full fly-by-wire, which complements the superior cabin experience of the Embraer DNA interior design with turbulence reduction for the smoothest and most efficient flight possible.

“The certification of the Praetor 500 is a welcome achievement for the celebration of our golden jubilee. This revolutionary aircraft is a testament to the commitment of our teams to excellence and a foretaste of the pioneering that Embraer will accomplish throughout the next 50 years,” said Michael Amalfitano, President & CEO, Embraer Executive Jets. “With the highest performance, technology and comfort in its class, the Praetor 500 becomes the best midsize business jet ever made, raising the customer experience standards of its class. We are thrilled to announce that we already have orders for the Praetor 500, including in Brazil.”

The Praetor 500 is now the farthest- and fastest-flying midsize jet, able to make true corner-to-corner nonstop flights in North America, from Miami to Seattle, or Los Angeles to New York. The Praetor 500 also connects the west coast of North America to Europe and to South America, from Los Angeles to London or to São Paulo, with single-stop performance. In addition to connecting the southern Brazilian city of Porto Alegre to New York or São Paulo to Paris, with a single stop, the Praetor 500 has the superior performance to access challenging airports, such as Angra dos Reis and Jacarepaguá, in Brazil.

The Embraer DNA Design interior eloquently explores every dimension of the only midsize to feature a six-foot-tall, flat-floor cabin, stone flooring and a vacuum service lavatory, all in

     PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 the same certified aircraft. The class-exclusive Turbulence Reduction technology and 5,800-foot cabin altitude, complemented by a whisper silent cabin, have set the highest standards in customer experience in the midsize category. In addition to the full-service galley and a wardrobe, six fully reclining club seats, four of which may be berthed into two beds, and the baggage space is the largest in the class.

Advanced technology throughout the cabin is also a trait of the Embraer DNA Design, beginning with the industry-exclusive Upper Tech Panel that displays flight information and offers cabin management features also available on personal devices through Honeywell Ovation Select. High-capacity, ultra high-speed connectivity for all aboard is available through Viasat’s Ka-band, with speeds of up to 16Mbps and unlimited streaming, another industry-exclusive in midsize jets.

The Praetor 500 features the newest edition of the acclaimed Collins Aerospace Pro Line Fusion flight deck. Some of the options available on the Praetor 500 flight deck are the industry-first vertical weather display, air-traffic-control-like situational awareness with ADSB-IN, predictive wind shear radar capability, as well as the Embraer Enhanced Vision System (E2VS) with a Head-up Display (HUD) and an Enhanced Video System (EVS), an Inertial Reference System (IRS) and a Synthetic Vision Guidance System (SVGS).

Link to images: https://eej.imagerelay.com/sb/fb5eac7b-bd6a-401b-8e67-f074e3c7d487/the-new-praetor-500

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

## PRAETOR 500 SPECIFICATIONS

| SPECIFICATIONS | ANAC CERTIFICATION | DESIGN GOALS |
|---|---|---|
| **Range IFR reserves @ LRC [(1)]** | 3,340 nm / 6,186 km | 3,250 nm / 6,019 km |
| **High speed cruise [(2)]** | 466 KTAS | 462 KTAS |
| **Takeoff distance [(3)]** | 4,222 ft / 1,287 m | 4,263 ft / 1,299 m |
| **Takeoff distance – 1,000nm mission [(4)]** | 2,842 ft / 867 m | 2,873 ft / 876 m |
| **Unfactored landing distance [(4)]** | 2,086 ft / 636 m | 2,091 ft / 637 m |
| **Time to climb to initial cruise altitude [(5)]** | 23 min | 23 min |
| **Maximum operating altitude** | 45,000 ft / 13,716 m | 45,000 ft / 13,716 m |
| **Payload full fuel [(6)]** | 1,600 lb / 726 kg | 1,600 lb / 726 kg |

(1) NBAA IFR reserves; 200 nm alternate; 4 pax @ 200 lbs each; baseline aircraft
(2) Max cruise speed; FL410; ISA; 4 pax @ 200lbs each; half fuel tank; baseline aircraft
(3) SL; ISA; MTOW
(4) SL; ISA; 4 pax @ 200 lbs each; NBAA IFR reserves; 200 nm alternate; baseline aircraft
(5) Baseline aircraft. Initial Climb to FL430
(6) Baseline aircraft

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, among the broadest in the market, consists of the entry-level Phenom 100EV and the light Phenom 300E jet, the medium cabin Legacy 450 and Legacy 500, the midsize Praetor 500 and super-midsize Praetor 600, the large Legacy 650E, and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,400 aircraft, which are in operation in more than 70 countries and are supported by the Company’s global Customer Support and Services network of over 70 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil.

 PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

For more information, visit executive.embraer.com.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer